

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 20, 2011

Mr. Robert H. Barghaus
Chief Financial Officer
Blyth, Inc.
One East Weaver Street
Greenwich, Connecticut 06831

> **RE: Blyth, Inc.**
> **Form 10-K for the Year Ended January 31, 2010**
> **Forms 10-Q for the Periods Ended April 30, 2010, July 31, 2010 and**
> **October 31, 2010**
> **File No. 1-13026**

Dear Mr. Barghaus:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended January 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. Your "Company Data" within Edgar does not reflect your current fiscal year end of January 31st. It currently shows a fiscal year end of May 10th. Please revise your information within Edgar accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Restructuring and Impairment on Long-Lived Assets, page 34

3. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property and equipment, please also disclose the following:
    - How you group long-lived assets for impairment and your basis for that determination; and
    - For any asset groups that have carrying values that are not substantially in excess of fair value, please disclose their carrying values and convey to readers how close those carrying values are to fair value.

Controls and Procedures, page 86

4. You disclose that other than the actions taken to remediate the material weakness noted below, there was no change in your internal control over financial reporting during your last fiscal year that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please revise your disclosure to state, without using qualifying language such as "other than," whether there were or were not changes in your internal control over financial reporting during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that have materially affected or are reasonably likely to affect your internal control over financial reporting. See Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief